UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For November 30, 2003

PRIMEWEST ENERGY TRUST

(Exact Name of Registrant as Specified in Its Charter)

Suite 4700, 150 Sixth Avenue S.W., Calgary, Alberta, Canada T2P 3Y7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F

Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

__

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

1.

News release issued by PrimeWest Energy dated November 17,2003 declaring the December, 2003 distribution

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRIMEWEST ENERGY TRUST

By:          s/ Dennis G. Feuchuk

Name:     Dennis G. Feuchuk
                                                            Title:        Vice President, Finance &
                                                                            Chief Financial Officer

Date: November 18, 2003

EXHIBIT A ATTACHED

PRIMEWEST ENERGY TRUST ANNOUNCES DISTRIBUTION LEVEL November 17, 2003 FOR IMMEDIATE RELEASE

CALGARY (TSX: PWI.UN; PWX; NYSE: PWI) – PrimeWest Energy Trust (PrimeWest) today announces a cash distribution of 32 cents Canadian per trust unit payable on December 15th, 2003, to all unitholders of record on November 28th, 2003.  As the U.S. Thanksgiving Day holiday falls on Thursday, November 27th, 2003, the ex-distribution date for the New York Stock Exchange (NYSE) will be Tuesday, November 25th, 2003 and the ex-distribution date for the Toronto Stock Exchange (TSX) will be Wednesday, November 26th, 2003.

Eligible unitholders are reminded they may now elect to participate in the Premium Distribution (PREP) Component of the Distribution Reinvestment Plan (DRIP) beginning with the December 15, 2003 distribution payment.  Unitholders who hold units through a nominee such as a broker or custodian may participate in the Plan by contacting their nominee to request enrolment in the Plan no later than November 26th, 2003.  Registered unitholders must fax or otherwise deliver a completed form to the ComputerShare Trust Company of Canada at the number or address noted on the enrolment forms prior to the record date of November 28th, 2003.

Commencing in December 2003, the record date and ex-distribution dates will change to accommodate the new Premium Distribution (PREP) component of the Distribution Reinvestment (DRIP) Plan.  The ex-distribution date for the January 15th, 2004 distribution payment will be Thursday, December 18th, 2003 and the record date will be Monday, December 22nd, 2003.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to unitholders.  Trust units of PrimeWest are traded on the Toronto Stock Exchange (TSX) under the symbol "PWI.UN" and on the New York Stock Exchange under the symbol “PWI”.  Exchangeable shares of PrimeWest Energy Inc. are listed on the TSX and trade under the symbol "PWX".

Learn more about PrimeWest on our Web site, www.primewestenergy.com.

For Investor Relations inquiries, please contact:

George Kesteven	Cindy Gray
Manager, Investor Relations	Investor Relations Advisor
403-699-7367	403-699-7356
Toll-free: 1-877-968-7878 e-mail: investor@primewestenergy.com

SUITE 4700, 150 – 6TH AVENUE S.W. CALGARY, ALBERTA CANADA T2P 3Y7 TELEPHONE: (403) 234-6600 FACSIMILE: (403) 266-2825